VIA EDGAR

July 7, 2017

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ANI Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-218671	Acceleration Request Requested Date: July 11, 2017 Requested Time: 4:30 P.M. Eastern Time

Dear Ms. Hayes:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Act"), ANI Pharmaceuticals, Inc. (the "Registrant"), a Delaware corporation, hereby requests that the effectiveness of the Registrant’s Registration Statement on Form S-3, File No. 333-218671, be accelerated to 4:30 p.m. (Eastern Time), July 11, 2017, or as soon thereafter as is practicable.

The Registrant is aware of its obligations under the Act, as the Act relates to the offering of the securities specified in the Registration Statement.

The Registrant acknowledges that: (1) should the U.S. Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANI PHARMACEUTICALS, INC.

/s/ Stephen P. Carey
Stephen P. Carey
Vice President, Finance and Chief Financial Officer

cc:	Paul A. Gajer, Esq.
Brian Lee, Esq.
Dentons US LLP

210 Main Street West, Baudette, MN 56623 ● Phone (218) 634-3500 ● Fax (218) 634-3540

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